Exhibit 99.1

FF301 Page 1 of 10 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 September 2025 Status: Resubmission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: MINISO Group Holding Limited Date Submitted: 13 October 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 10,000,000,000 USD 0.00001 USD 100,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 10,000,000,000 USD 0.00001 USD 100,000 Total authorised/registered share capital at the end of the month: USD 100,000

FF301 Page 2 of 10 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 1,242,636,849 0 1,242,636,849 Increase / decrease (-) -5,072,672 0 Balance at close of the month 1,237,564,177 0 1,237,564,177

FF301 Page 3 of 10 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). Share Incentive Plan adopted in September 2020 Exercise Price: USD0.00 - 0.036 Granted on 16/1/2020, 27/9/2020, 15/10/2020 and 15/10/2021 3,498,004 Lapsed -6,000 Others -253,140 Exercise of share options funded by existing shares 3,238,864 0 0 0 30,427,740 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 Ordinary shares (AA1) Decrease in treasury shares: 0 Ordinary shares (AA2) Total funds raised during the month from exercise of options: USD 0 Remarks: 1. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan (the "2020 Plan") is 147,301,128 shares, of which 92,586,048 shares are already issued to certain share incentive award holding vehicles for the issue, vesting and exercise of share options granted, and 6,187,636 shares represented by the 1,546,909 American Depositary Shares (the "ADSs") have been repurchased from the NYSE for the benefit of the 2020 Plan pursuant to a share repurchase program adopted in December 2021. 1,465,524 restricted share units (the "RSUs") were vested to to employees on March 25, 2025 (US time), which has been granted on March 20, 2024 pursuant to the 2020 Plan. Further, 16,634,180 new shares may be issued to the grantees pursuant to the RSUs granted by the Company. 2. The Company can still issue up to 30,427,740 shares (i.e. 147,301,128 - 92,586,048 - 6,187,636 - 1,465,524 - 16,634,180) for share options that can potentially be granted under the 2020 Plan.

FF301 Page 4 of 10 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 10 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 10 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Share Incentive Plan adopted in September 2020 - restricted share units 0 0 16,634,180 Increase in issued shares (excluding treasury shares): 0 Ordinary shares (DD1) Decrease in treasury shares: 0 Ordinary shares (DD2)

FF301 Page 7 of 10 v 1.1.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased for cancellation but not yet cancelled) 12 June 2025 -16,000 2). Repurchase of shares (shares repurchased and cancelled) 30 September 2025 20 June 2024 -1,407,856 3). Repurchase of shares (shares repurchased and cancelled) 30 September 2025 12 June 2025 -3,664,816 Increase/ decrease (-) in issued shares (excluding treasury shares): -5,072,672 Ordinary shares (EE1) Increase/ decrease (-) in treasury shares: Ordinary shares (EE2) Remarks: 1. The above 16,000 shares are ordinary shares repurchased from the HKEX on August 21, 2025 and such shares are still pending cancellation as at September 30, 2025. 2. The above 1,407,856 shares are represented by a total of 725,800 ordinary shares repurchased from the HKEX from May 26 to June 11, 2025 and a total of 170,514 ADSs repurchased from the NYSE from May 23 to June 11, 2025 and such shares were cancelled on September 30, 2025. 3. The above 3,664,816 shares are represented by a total of 1,894,000 ordinary shares repurchased from the HKEX from June 12 to August 6, 2025 and a total of 442,704 ADSs repurchased from the NYSE from June 12 to August 14, 2025 and such shares were cancelled on September 30, 2025. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -5,072,672 Ordinary shares Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 Ordinary shares

FF301 Page 8 of 10 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 9 of 10 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Ye Guofu Title: Director (Director, Secretary or other Duly Authorised Officer)

FF301 Page 10 of 10 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.